   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1997

                                                      REGISTRATION NO. 000-23105

================================================================================


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  PRE-EFFECTIVE
                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                                GENERAL FORM FOR
                           REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                             UNDER SECTION 12(G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                -----------------

                       AMERICAN INDEPENDENT NETWORK, INC.
              (Exact name of small business issuer in its charter)

                               ------------------

                DELAWARE                                     752504551
           (State or Jurisdiction of                      (I.R.S. Employer
      Incorporation or Organization)                     Identification No.)

                         6125 AIRPORT FREEWAY, SUITE 200
                              HALTOM CITY, TX 76117
                                 (817) 222-1234
          (Address and telephone number of principal executive offices)

                                -----------------

                              DR. DONALD T. SHELTON
                             CHIEF EXECUTIVE OFFICER
                       AMERICAN INDEPENDENT NETWORK, INC.
                         6125 AIRPORT FREEWAY, SUITE 200
                              HALTOM CITY, TX 76117
                            TELEPHONE (817) 222-1234
                            FACSIMILE (817) 222-9809
      (Name, address and telephone number of agent for service of process)

                               ------------------

                                   Copies to:

                             ROBERT E. GYEMANT, Esq.
                               PAMELA HICKS, Esq.
                            KNAPP, PETERSEN & CLARKE
                           A Professional Corporation
                         500 N. Brand Blvd., 20th Floor
                           Glendale, California 91203
                            Telephone (818) 547-5000
                            Facsimile (818) 547-5329


      Securities to be issued under Section 12(g) of the Act: COMMON STOCK

ITEM 2.        MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

Management's discussion and analysis is designed to provide a better understanding of the Company's financial condition, results of operations, liquidity, and capital resources. The discussion should be read in conjunction with, and is qualified in its entirety by, the financial statements of the Company and the Notes thereto included elsewhere herein for the Company's fiscal years ended December 31, 1995 and 1996, the nine months ended September 30, 1997 and 1996, and the six months ended June 30, 1996 and 1997.

The Company was founded on December 11, 1992 and provides programming, media production and syndication services to television and cable stations, as well as satellite uplink services to certain cable channels. The Company has a wholly-owned subsidiary, Eureka Media & Trading, Inc., formed in the State of Nevada on September 6, 1995, which has not commenced operations.

The Company originally broadcast its programs via analog transmission and, at one time, had over 150 affiliates, however, in early 1997, the Company converted to digital transmission and currently provides family-oriented television to a network of thirty-three (33) television stations and cable systems nationwide. The stations serviced by the Company are primarily "independent" stations, meaning that they have no affiliation with the major network organizations (NBC; ABC; CBS; FOX; WB Network; and Paramount). The Company maintains a library of over 2,000 programs covering a wide array of topics and interests, and includes cartoons, sports, sitcoms, movies, news and weather, comedy, science and health shows, documentaries, and public interest programs. The Company also offers original programs, celebrity golf tournaments, live professional boxing, fishing expeditions and interactive programming.

RESULTS OF OPERATIONS

        Revenues

Revenues are derived from the Company's programming services, sales of advertising and programming time, leasing of digital satellite channels, direct response marketing of products advertised on the network, and in-house production of various programs and commercials. Revenues for 1996 were $1,092,399 compared to $1,277,999 for 1995, a decrease of $185,600 or 15%. The decrease in revenues resulted from a reduction in the number of Affiliate Stations.

For the six months ended June 30, 1997, revenues were $723,194 and for the comparable six month period in 1996, revenues were $632,445.

For the nine months ended September 30, 1997 revenues from Network Operations were $952,631, however, net revenues were $852,631 as the result of $100,000 allowance for doubtful accounts. Net revenues for the nine months ended September 30, 1996 were 862,764.

        Cost of Operations

Costs of operations were $987,715 for the 1996 fiscal year and $861,395 for the 1995 fiscal year. The increase in 1996 was due to the Company's conversion to digital transmission and the attendant lease of digital compression equipment, as well as an increase in satellite rental and programming expenses. The cost for satellite rental increased industry-wide and the Company experienced an increase of approximately 12% during fiscal year 1996 for satellite rental as compared to fiscal year 1995. Programming expenses, which include costs for program development, editing, videotapes and other miscellaneous expenses, increased by approximately 264% for fiscal year ended 1996 as compared to the 1995 fiscal year. Net rental expenses, which include office space, office equipment, and company vehicles increased by 89% in 1996 primarily as a result of the increased cost for office lease which the Company incurred upon execution of a new lease for its offices.

For the six months ended June 30, 1997 and June 30, 1996, cost of operations were $458,912 and $509,742, respectively.

For the nine months ended September 30, 1997, cost of operations were $566,115 and for the nine months ended September 30, 1996, cost of operations were $703,380.

        General and Administrative

General and administrative expenses for the fiscal year ended December 31, 1996 were $482,858, an increase of 17% over administrative expenses of $411,795 for fiscal year 1995. The stated general and administrative expenses represent 44% and 32% of revenues for fiscal years 1996 and 1995, respectively. The Company's general and administrative expenses consist of operating costs for the Company's headquarters, the salaries of corporate officers and office staff, travel, accounting, legal and other professional expenses, advertising and promotional costs, rent and occupancy costs. Although the Company was associated with fewer affiliates during 1996, the administrative expenses increased as a result of increased travel, marketing and legal expenses.

Interest expense for the fiscal year 1996 was $204,757 and for fiscal year 1995 was $76,834, an increase of $127,923 or 166%. This increase was due to interest paid on the outstanding balance on various bridge loans and a nine percent (9%) interest factor payment on Series B Preferred Stock.

For the six months ended June 30, 1997 general and administrative expenses were $231,730 and for the six months ended June 30, 1996, general and administrative expenses were $247,933.

For the nine months ended September 30, 1997 and September 30, 1996, general and administrative expenses were $305,469 and $366,472, respectively.

        Operating Loss

The operating loss of the Company for the fiscal year 1996 was $786,169 as compared to $59,130 for the fiscal year 1995. The operating loss for 1996 equaled approximately 72% of revenues and the loss for 1995 equaled 5% of revenues. The operating loss for 1996 was largely due to an increase in programming and rental expenses, interest on bridge loans, and interest factor payments to Series B Preferred stock holders.

For the six month period ended June 30, 1997, the Company's operating losses were $351,461 and for the comparable period in 1996, the Company realized a profit of $264,896.

The Company's operating loss for the nine months ended September 30, 1997 was $464,508, as compared to $281,916 for the nine months ended September 30, 1996.

        Net Loss

Net loss per share of common stock was $0.08 and $0.01 for the 1996 and 1995 fiscal years, respectively, and is based upon the weighted average of outstanding common stock and convertible preferred stock. The outstanding warrants that accompany the preferred stock are not dilutive, therefore, they are not included in the weighted average. The Company believes that the losses for both years are consistent with the development of the Company. Further, the increased loss for fiscal year 1996 is reflective of the increased debt and other expenses of the Company resulting from acquisition of a digital compression system and satellite equipment.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations through a combination of the issuance of equity securities to private investors, issuance of private debt, loans from affiliates, and cash flow from operations. Through fiscal year 1995, the Company's revenues had been sufficient to fund operations, however, with acquisition of the digital compression and satellite equipment and increases in general and administrative expenses, revenues from operations were insufficient to satisfy operating expenses. Accordingly, the Company was dependent upon the private placement of its securities. The Company has incurred cumulative losses from inception through December 31, 1996 of $837,264, including net losses of $786,169 and $59,130 during the fiscal years 1996 and 1995, respectively.

Current liabilities for fiscal year 1996 were $2,141,559, which exceeded current assets of $213,312 by $1,928,247. For fiscal year ended 1995, current liabilities exceeded current assets by $1,055,294. The increase in current assets in 1996 as compared to 1995 were primarily a result of certain prepaid expenses. The current liabilities for 1996 increased significantly as compared to 1995 due to an increase in notes payable of $624,944 and an increase in accrued interest of $99,665, as well as $20,000 in customer deposits, $15,972 interest due to preferred shareholders, and $139,380 for equipment lease payments.

The Company has been able to generate funds from private placements to finance operations, however, in the event the Company requires additional capital investments, there can be no assurance that a sufficient amount of the Company's securities can be sold to fund the continuing operating needs of the Company.

During fiscal year 1995, the Company issued an aggregate of 47,841 Units consisting of one share of Convertible Redeemable Series A Preferred Stock and one Warrant at $6.50 per Unit ("Series A Units") and 95 15% Guaranteed Promissory Notes with a face value of $1,000 ("Notes") for an aggregate cash consideration of approximately $405,967 pursuant to private placements.

During fiscal year 1996, the Company completed private placements for 42,918 Series A Units, 109,854 Units consisting of one share of 9% Convertible Redeemable Series B Preferred Stock and one Warrant ("Series B Units"), and an aggregate of 1,028 Notes. In addition, Dr. Shelton and Mr. Moseley exercised options for 2,000,000 shares of the Company's common stock at $0.10 per share. The Company received total cash proceeds of approximately $2,220,764.

For the six months ended June 30, 1997, the Company received the sum of $1,274,009 from private placements of 176,770 shares of Series B Units and 15% Promissory Notes with an aggregate face value of $125,000.

Management believes that anticipated cash flows from operations will be sufficient to meet the Company's expected cash needs and to finance future operations, however, in the event that future revenues are not sufficient, the Company will conduct private and/or public offerings of its equity stock to raise the necessary capital.

IMPACT OF INFLATION

Management does not believe that general inflation has had or will have a material effect on operations.

                       AMERICAN INDEPENDENT NETWORK, INC.
                            Balance Sheet (Unaudited)
                               September 30, 1997


                         Assets
Current Assets
 Cash and cash equivalents                           $   26,364
 Accounts receivable                                    513,680
 Due from affiliates                                      3,925
 Trade credits receivable                                30,000
 Common stock                                            18,588
 Prepaid expenses                                       112,736
                                                     ----------
   Total Current Assets                                 705,293

Plant, Property and Equipment
 Leasehold improvements                                  22,851
 Equipment and furnishings                              122,379
 Digital compression equipment                          671,753
                                                     ----------
                                                        816,983
 Accumulated depreciation                              (122,700)
  Total Plant, Property and Equipment                   694,283

Other Assets
Deferred tax benefits                                   327,477
Trade credits receivable                                422,128
Other assets                                          1,038,380
Inventory                                             1,426,933
Prepaid expense                                         322,500
                                                     ----------
 Total Other Assets                                   3,537,418
           Total Assets                              $4,936,994

       Liabilities and Stockholders' Equity
Current Liabilities
 Accounts payable                                    $  201,350
 Notes payable                                        2,069,745
 Accrued interest - notes                               165,788
 Advances from affiliates                                 1,717
 Interest due preferred shareholders                     16,399
 Equipment lease payments                               139,380
                                                     ----------
      Total Current Liabilities                       2,594,379
Long term debt
 Equipment lease payments                               174,223
      Total Liabilities                               2,768,602
Stockholders' Equity
 Preferred Stock - 1,000,000 shares $1 Par
   Authorized - 282,700 shares issued                   282,700
 Common Stock - 20,000,000 shares $.01 Par
   Authorized -15,716,680 shares issued                 157,167
 Additional Paid in Capital                           3,030,297
 Retained Earnings                                   (1,301,772)
                                                     ----------
            Total Stockholders' Equity                2,168,392
  Total Liabilities and Stockholders Equity          $4,936,994



              The Accompanying "Notes to Financial Statements" are
                  An Integral Part of this Financial Statement

                       AMERICAN INDEPENDENT NETWORK, INC.
                       Statement of Operations (Unaudited)
                  For the Nine Months Ended September 30, 1997


Revenues
  Income from Network Operations                    $ 952,631
                                                    ---------
  Less allowance for doubtful accounts               (100,000)
  Net Revenues                                        852,631

Cost and Expenses:
  Satellite rental                                    475,500
  Programming expenses                                 11,379
  Production expenses                                  79,236
  Depreciation                                         70,000
  Rental Expense (Net)                                 49,948
  Administrative expenses                             305,469
                                                    ---------
   Total Cost and Expenses                            991,532

    Net Income (Loss) from operations                (138,901)

Other Expenses:
  Interest expense (net)                              221,198
  Amortization of debt issue cost                     224,409
    Total Other Expense                               445,607

Loss Before Income Taxes                             (584,508)

Income tax benefit                                    120,000

Net Loss                                            $(464,508)
                                                    ---------








              The Accompanying "Notes to Financial Statements" are
                  An Integral Part of this Financial Statement

                       AMERICAN INDEPENDENT NETWORK, INC.
                  Statement of Stockholders' Equity (Unaudited)
                  For The Nine Months Ended September 30, 1997


                                                                                Additional
                                     Preferred   Stock     Common     Stock       Paid-in        Retained
                                       Shares    Amount    Shares     Amount      Capital        Earnings
                                     ---------   ------    ------     ------    ----------       --------
Balance, December 31,
 1994                                                    10,000,000   $100,000   $2,800,678      $  8,037

Reduce investment in
 other assets                                                                    (1,324,201)

Preferred A Shares
 Issued                              47,841    $47,841                              263,124
Issue cost of Preferred A                                                           (75,260)

Net loss for the
 year ended
 December 31, 1995                                                                                (59,130)
                                     --------------------------------------------------------------------
Balance, December 31,1995            47,841     47,841   10,000,000    100,000    1,664,341       (51,093)


Preferred A Shares
 Issued                              42,918     42,918                              229,546
Issue cost of Preferred A                                                           (82,793)

Conversion of Preferred A
 Shares to Common                   (90,759)   (90,759)     181,518      1,815       88,944

Preferred B Shares
 Issued                             107,546    107,546                              591,504
Issue cost of Preferred B                                                          (255,808)

Common Issued to Bridge Loan
 Investors                                                  201,230     2,012

Issuance of Common Stock
 for contributed capital                                  1,462,520    14,626

Issuance of Common Stock
 for exercise of stock options                            2,000,000    20,000      180,000

Sale of common stock                                        200,000      2,000       98,000

Net loss for the year ended
 December 31, 1996                                                                               (786,169)
                                  -----------------------------------------------------------------------
Balance December 31, 1996           107,546    107,546   14,045,268    140,453    2,513,734      (837,264)

Preferred B Shares
 Issued                             175,154    175,154                              963,855
Issue cost of Preferred B                                                          (530,578)

Sale of common stock                                        200,000      2,000       98,000

Issuance of common stock
 to Bridge Loan Investors                                   274,990      2,750

Issuance of common stock
 to investment bankers                                    1,196,422     11,964

Net loss for the nine months
  September 30, 1997                                                                             (464,508)
                                   ----------------------------------------------------------------------
Balance September 30, 1997          282,700   $282,700  $15,716,680  $157,167    $3,045,011   $(1,301,772)





              The Accompanying "Notes to Financial Statements" are
                  An Integral Part of this Financial Statement

                       AMERICAN INDEPENDENT NETWORK, INC.
                       Statement of Cash Flow (Unaudited)
                  For The Nine Months Ended September 30, 1997



Cash Flows Provided (used)
 by Operating Activities:
   Net loss                                           $(464,508)
   Adjustment to reconcile net income to net
   cash from operating activities:
     Depreciation                                        70,000
     Accounts receivable                               (502,950)
     Trade credits receivable                            10,000
     Deferred tax benefit                              (120,000)
     Investment in common stocks                       ( 18,588)
     Accounts payable                                  ( 82,986)
     Notes payable                                      535,878
     Accrued interest                                    23,253
     Advances from affiliates                           ( 7,250)
     Customer deposits                                  (20,000)
                                                      ---------
Total Cash used by Operating Activities                (577,151)
                                                      ---------

Cash Flows from Investing Activities
  Investment in equipment                              (100,488)
  Investment in prepaid assets                           15,000
  Investment in other assets                           (  1,380)
  Decrease in long term equipment lease payments       ( 77,394)
                                                       (164,762)

Cash Flows Provided by Financing Activities:
 Preferred stock increase                               175,154
 Common stock increase                                   16,714
 Additional paid-in capital increase                    516,563
                                                      ---------
Total Cash provided by Financing Activity               708,431
                                                      ---------


Net Cash Increase (Decrease)                            (33,482)

Cash, beginning of Period                                59,846

Cash September 30, 1997                               $  26,364
                                                      ---------









              The Accompanying "Notes to Financial Statements" are
                  An Integral Part of this Financial Statement

                       AMERICAN INDEPENDENT NETWORK, INC.
                    Notes To Financial Statements (Unaudited)
                               September 30, 1997

Note 1   Summary of Significant Accounting Policies Cash and Cash Equivalents
         - Consist of cash balances. Cash Cash equivalents consisting of highly liquid investments with an original maturity date of ninety days or less. The company does not have any cash equivalents.

         Trade credits receivables - the company owns trade credits in the amount of $152,128 at September 30, 1997, $462,128 at December 31, 1996
         and $493,128 at December 31, 1995. As defined by the International Reciprocal Trade Association, a trade dollar is a unit of account that denotes the right to receive (receivable) or the obligation to pay (a payable), one US dollar worth of goods and services within a barter system or network. While all of the trade credits may be used by the company at any time, the company has shown a pattern of using $25,000 to $30,000 worth of the credits in each of the past two years. Therefore the company's trade credits are being classified as current $30,000 and other assets of $422,128, at September 30, 1997.

         Accounts receivable - Allowance for doubtful accounts. The company has accounts receivable at September 30, 1997 of $613,680 owed by regular customers. An allowance for doubtful accounts of $100,000 has been established at September 30, 1997.

         Inventory - consist of television advertising time of affiliate television stations available for sale. The company did not sell any of the advertising time last year but is planning to aggressively market this advertising time in the near future.

         Plant, Property and equipment is recorded at cost.

         Depreciation - the cost of plant, property and equipment is depreciated over the estimated useful life of the assets ranging from equipment at 5 years to building and leasehold improvements at 20 years. Book depreciation is on a straight line basis while income tax depreciation is accelerated. For income tax information see Note 3.

         Other Assets - In the year ended December 31, 1995 the company wrote down other assets. These assets were sold or traded in the year ended December 31, 1996. The assets written down in 1995 were fine arts of $2,000,000 which were exchanged for prepaid telephone cards amounting to $750,000. The investment in common stocks were written down $1,748,000 and were sold in 1996 for $37,762, resulting in a loss of $14,238. These transactions are summarized in the table below;

                           Original     1995 Write   Book Value  Disposition
             Asset        Book Value      Down        12/31/95      Amount
             -----        ----------    ----------   ----------  -----------
         Fine Arts        $2,000,000   $2,000,000      -0-        $750,000
         Common Stock
         (Restricted)     $1,800,000   $1,748,000     $52,000     $ 37,762

                       AMERICAN INDEPENDENT NETWORK, INC.
                    Notes To Financial Statements (Unaudited)
                               September 30, 1997

         The remaining asset the prepaid telephone cards have been recorded at a discounted value of $450,000. The company has four years to use or liquidate these prepaid telephone cards. One fourth of the recorded value $112,500 has been classified classified as a current asset with the remainder of $337,500 classified as other assets. The entire $450,000 was realized as income in 1996. As the cards are utilized the $450,000 will be charged to telephone expense or used to obtain other assets and capitalized on a prorated basis. In 1997 $15,000 of the phone cards have been traded for computers ($15,000).

         The company also owns advertising time from commercial television stations recorded at $1,426,933. The company also holds television trade due bills with advertising time with a face value of $1,100,000. The trade due bills were recorded at a discounted value of $836,000. These assets have been enhanced by the digitizing of the network's signal to its affiliates where this advertising time is available. The company is currently negotiating with another party to market this time in these markets on a commission basis. The inventory time valued at $1,426,933 has unlimited utilization time and the time to utilize the trade due bills has been extended from its original expiration date of September 22, 1998 to December 31, 1999. The company believes all of this time can be sold in the allotted time.

         Advertising revenues are generally generated by entering into an advertising contract accompanied by full payment. The company is required to perform on the contract generally within a few days. The company records the income when payment is received. The company has some customers which it bills after performing the advertising function.

Note 2   Notes Payable
         Notes Payable at September 30, 1997 consist of the following notes;

                             Due                                  Accrued
      Creditor               Date     Interest    Principal       Interest
      --------              -------   --------   ----------       --------
 Lyn Broadcasting Corp (1)  8/31/98      10%     $    4,500       $17,272
 Shelley Media Marktg  (1)  9/30/98      10%         51,100        12,948
 Cleveland
  Broadcasting Co.     (1)  9/30/98      10%         29,968         9,387
 ATN Network, Inc.     (1)  9/30/98      10%        289,927        23,189
 Advances from
  Affiliates           (1)  Demand       10%          1,717         1,545
 Pacific Acq. Group        12/31/97      11%        250,500        63,101
 Bridge Loans              10/31/97      15%      1,443,750        39,891
                                                  ---------       -------

      Total                                       2,071,462       165,788
 Less amount classified as advances
  from affiliates                                     7,717
                                                  ---------
      Total                                      $2,069,745      $165,788
                                                  ---------       -------

 (1) Affiliated Companies

                       AMERICAN INDEPENDENT NETWORK, INC.
                    Notes To Financial Statements (Unaudited)
                               September 30, 1997


Note 3   Income Taxes - Net Operating Loss

         The company has a tax asset of $$327,477 at September 30, 1997 due to te estimated tax asset to be generated by NOL carryover from net operating losses (NOL) of $4840508 for the nine months ended September 30, 1997, $982,169 in 1996 and $80,368 in 1995. The reconciliation of book and tax losses for the years ended are;

                                                      1997      1996      1995
                                                    -------   --------   ------
         Book loss                                  $464,508  $982,169  $72,025
           Add: Additional Depreciation
                per tax return                             0         0    8,342
                                                     -------   -------  -------

           Net Operating loss per tax return         464,508   982,169   80,368
                                                     -------   -------  -------

           Tax benefit computation as follows
            Tax refund generated by the
            carry-back of the NOL to 1994                  0         0    1,418
                                                     -------   -------  -------

           Deferred tax asset computation:
            Deferred tax liability generated by
             timing difference of depreciation             0         0  ( 1,251)
                                                     -------   -------- -------


           Estimated tax asset to be generated
            by NOL carryover                         120,000   196,000   12,728
                                                     -------   -------  -------
               Net Deferred Tax Assets              $120,000  $196,000  $11,477
                                                     -------   -------  -------

     If not used the 1996 NOL will expire in 2011 and the 1995 will expire in 2010.

                       AMERICAN INDEPENDENT NETWORK, INC.
                    Notes To Financial Statements (Unaudited)
                               September 30, 1997



Note 4   Supplemental Cash Flow Information

                                               1997        1996           1995
                                              ------     --------        ------
         Cash used for
            Interest                        $197,945    $ 91,724     $   76,834
            Taxes                                       $  1,418

         Non Cash Investment and Financing
         Transactions
           Write off of Fine Arts                                    $2,000,000
           Write off of Investments of
             Common Stocks                                           $1,748,000

           Trade of unrecorded assets
             (fine art) for prepaid
             telephone costs.  Recorded
             as income and prepaid assets
             to be amortized to expense
             when used or liquidated                    $450,000


Note 5   Disbursements from Bridge Loan Proceeds
         and Preferred Stock Sales

         Financing activities during 1995, 1996 and 1997 consisted of bridge loans ($1,397,750) and preferred stock sales ($2,602,988). The disbursements from the financing escrows were $1,928,577 to the operating account, $1,417,222 for issue costs and $649,000 for debt repayment.

Note 6   Disclosure about fair value of Financial Instruments

         The following methods and assumptions were used to estimate the fair value of each class of financial instrument for where it is practicable to estimate that value.

         Cash and Accounts Receivable:
           The carrying amount approximates fair value because of the short maturity of those instruments.

         Long Term Investments:
           The fair value of these investments are estimated based on quoted market prices for those and similar investments.

         The estimated Fair Values of the Company's Financial Instruments are as follows:

                               September 30, 1997       December 31, 1996
                               ------------------       -----------------
                               Carrying      Fair       Carrying     Fair
                                Amount      Value       Amount      Value
                               --------     -----       --------    -----
         Cash and Accounts
          Receivable           $590,044   $590,044     $134,187   $134,187
         Long Term Investment  $836,000   $836,000     $836,000   $836,000

                       AMERICAN INDEPENDENT NETWORK, INC.
                    Notes To Financial Statements (Unaudited)
                               September 30, 1997


Note 7   Lease Obligations and Long Term Debt Disclosure

         The Company is obligated on three leases. The leases are as follows:

            Building.   The Company utilizes the spaces as both corporate
                        offices and studios. The lease is $5,400 per month through May 31, 1998.

            Equipment:  The Company has entered a master equipment lease
                        (digital compression equipment) for a period of thirty-six months ending December 31, 1999. The lease has a fair market value purchase option at the end of the lease. Total remaining lease obligation is $374,997 and the lease has been treated as a capital lease.

            Satellite:  The Company leases satellite transponder space under an operating lease. The lease is for three years ending July 31, 1999 with a total lease obligation of $1,875,000.

         Details of lease obligations are as follows:

                                            Capitalized        Operating
                                             Equipment        Transponder
                                               Lease             Lease
                                            -----------       -----------
            1997                           $   36,000         $ 187,500
            1998                              139,380           750,000
            1999                              123,851           437,500


Note 8   Digital Compression System

         The company installed a digital compression system during 1996 and 1997, which, as compared to one channel analog transmission, allows for the transmitting of multiple signals (in the company's case 5 signals) to the satellite transponder. Utilizing state-of- the-art technology, the en-coders digitize and compress the video and audio signals which then enter the multiplexer which combines and encrypts the information and outputs the multiplexed information to the modulator which controls the variability of the signal strengths being up-linked to the satellite transponder that has been divided into 5 sections (channels). The multiplexer and modulator also will provide continuous and dynamic allocation of bandwidth to each channel, optimizing the video quality across every channel sharing the system.

         The company believes that the revenue from leasing these additional channels will be greater than the monthly cost of the satellite and compression equipment.

         The company's conversion to digital will require its affiliates to have a decoder box to convert the digital signal back to analog for local broadcasting. The company will supply the affiliates with the decoders which will give the company a monitoring mechanism in determining what programming the affiliates are airing, since the company has control over the codes necessary to make the decoder equipment operate.

                       AMERICAN INDEPENDENT NETWORK, INC.
                            Balance Sheet (Unaudited)
                               September 30, 1996


                         Assets

Current Assets
 Cash and cash equivalents                           $  246,975
 Accounts receivable                                     19,076
 Trade credits receivable                                27,407
 Prepaid expenses                                        51,417
                                                     ----------
   Total Current Assets                                 344,875
                                                     ----------
Plant, Property and Equipment
 Leasehold improvements                                  22,851
 Equipment and furnishings                              148,144
                                                     ----------
                                                        170,995
 Accumulated depreciation                              ( 41,014)
                                                     ----------
  Total Plant, Property and Equipment                   129,981
                                                     ----------
Other Assets
Deferred tax benefits                                   133,477
Trade credits receivable                                465,721
Other assets                                            836,000
Inventory                                             1,426,933
Prepaid expense                                         400,000
                                                     ----------
 Total Other Assets                                   3,262,131
                                                     ----------
           Total Assets                              $3,736,987
                                                     ----------


       Liabilities and Stockholders' Equity
Current Liabilities
 Accounts payable                                    $  279,019
 Notes payable                                        1,110,272
 Accrued interest - notes                               129,254
 Advances from affiliates                                 1,987
                                                     ----------
      Total Current Liabilities                       1,520,532
                                                     ----------
      Total Liabilities                               1,520,532
                                                     ----------

Stockholders' Equity
 Preferred Stock - 1,000,000 shares $1 Par
   Authorized - 60,423 shares issued                     60,423
 Common Stock - 20,000,000 shares $.01 Par
   Authorized -13,845,268 shares issued                 138,453
 Additional Paid in Capital                           2,350,588
 Retained Earnings                                    ( 333,009)
                                                     ----------
            Total Stockholders' Equity                2,216,455
                                                     ----------
  Total Liabilities and Stockholders Equity          $3,736,987
                                                     ----------


              The Accompanying "Notes to Financial Statements" are
                  An Integral Part of this Financial Statement

                       AMERICAN INDEPENDENT NETWORK, INC.
                       Statement of Operations (Unaudited)
                  For the Nine Months Ended September 30, 1996


Revenues
  Income from Network Operations           $   862,764
                                           -----------

Cost and Expenses:
  Satellite rental                             507,085
  Uplinking                                     90,000
  Programming expenses                          21,955
  Production expenses                           84,340
  Depreciation                                   7,000
  Rental Expense (Net)                          41,207
  Administrative expenses                      366,472
                                           -----------
   Total Cost and Expenses                   1,118,059
                                           -----------

    Net Income (Loss) from operations         (255,295)
                                           -----------

Other Expenses:
  Interest expense (net)                       134,383
  Amortization of debt issue cost               14,238
                                           -----------
    Total Other Expense                        148,621
                                           -----------

Loss Before Income Taxes                      (403,916)

Income tax benefit                             122,000
                                           -----------
Net Loss                                   $  (281,916)
                                           -----------


              The Accompanying "Notes to Financial Statements" are
                  An Integral Part of this Financial Statement

                       AMERICAN INDEPENDENT NETWORK, INC.
                  Statement of Stockholders' Equity (Unaudited)
                  For The Nine Months Ended September 30, 1996


                                                                     Additional
                             Preferred   Stock    Common    Stock     Paid-in        Retained
                               Shares    Amount   Shares    Amount    Capital        Earnings
                             ---------   ------   ------    ------   ----------      --------
Balance, December 31,  1994                    10,000,000   $100,000  $2,800,678     $  8,037


Reduce investment in
 other assets                                                         (1,324,201)

Preferred A Shares
 Issued                      47,841    $47,841                           263,124
Issue cost of Preferred A                                                (75,260)

Net loss for the
 year ended
 December 31, 1995                                                                   (59,130)
                             ---------------------------------------------------------------
Balance, December 31,1995    47,841     47,841 10,000,000   100,000    1,664,341     (51,093)


Preferred A Shares
 Issued                      42,918     42,918                           229,546
Issue cost of Preferred A                                                (82,793)

Conversion of Preferred A
 Shares to Common           (90,759)   (90,759)   181,518     1,815       88,944

Preferred B Shares
 Issued                      60,423     60,423                           332.327
Issue cost of Preferred B                                                (61,777)

Common Issued to Bridge Loan
 Investors                                        201,230     2,012

Issuance of Common Stock
 for contributed capital                        1,462,520    14,626

Issuance of Common Stock
 for exercise of stock options                  2,000,000    20,000      180,000

Net loss for the nine months
 September 30, 1996                                                                 (281,916)
                             ---------------------------------------------------------------
Balance September 30, 1996   60,423  $ 60,423  13,845,268   138,453    2,350,588    (333,009)


              The Accompanying "Notes to Financial Statements" are
                  An Integral Part of this Financial Statement

                       AMERICAN INDEPENDENT NETWORK, INC.
                       Statement of Cash Flow (Unaudited)
                  For The Nine Months Ended September 30, 1996


Cash Flows Provided (used)
 by Operating Activities:
   Net loss                                            $(281,916)
   Adjustment to reconcile net income to net
   cash from operating activities:
     Depreciation                                          7,000
     Accounts receivable                                   4,000
     Prepaid expenses                                   (451,417)
     Deferred tax benefit                               (122,000)
     Income tax due                                       (1,418)
     Income tax refund                                     1,418
     Accounts payable                                       (712)
     Notes payable                                       201,349
     Accrued interest                                     85,957
     Advances from affiliates                             (8,270)
                                                       ---------
Total Cash used by Operating Activities                 (551,770)
                                                       ---------

Cash Flows from Investing Activities
  Investment in equipment                                (60,000)
  Purchase of common stock                                (5,254)
  Sale of common stock                                    43,016
                                                       ---------
                                                         (22,238)
                                                       ---------
Cash Flows Provided by Financing Activities:
 Preferred stock increase                                520,644
 Exercise of stock options                               200,000
 Issuance of common stock for contributed capital         16,638
                                                       ---------
Total Cash provided by Financing Activity                737,282
                                                       ---------

Net Cash Increase (Decrease)                             163,274

Cash, beginning of Period                                 83,701
                                                       ---------

Cash September 30, 1996                                $ 246,975
                                                       ---------


              The Accompanying "Notes to Financial Statements" are
                  An Integral Part of this Financial Statement

                       AMERICAN INDEPENDENT NETWORK, INC.
                    Notes To Financial Statements (Unaudited)
                               September 30, 1996

Note 1   Summary of Significant Accounting Policies Cash and Cash Equivalents
         - Consist of cash balances. Cash Cash equivalents consisting of highly liquid investments with an original maturity date of ninety days or less. The company does not have any cash equivalents.

         Trade credits receivables - the company owns trade credits in the amount of $493,129 at September 30, 1996 and December 31, 1995. As defined by the International Reciprocal Trade Association, a trade dollar is a unit of account that denotes the right to receive (receivable) or the obligation to pay (a payable), one US dollar worth of goods and services within a barter system or network. While all of the trade credits may be used by the company at any time, the company has shown a pattern of using $25,000 to $30,000 worth of the credits in each of the past two years. Therefore the company's trade credits are being classified as current $27,407 and other assets of $465,721, at September 30, 1996.

         Accounts receivable - Allowance for doubtful accounts. The company has accounts receivable at September 30, 1996 of $19,076 owed by regular customers. Management deems this amount to be fully collectible. No allowances for doubtful accounts is necessary.

         Inventory - consist of television advertising time of affiliate television stations available for sale. The company did not sell any of the advertising time last year but is planning to aggressively market this advertising time in the near future.

         Plant, Property and equipment is recorded at cost.

         Depreciation - the cost of plant, property and equipment is depreciated over the estimated useful life of the assets ranging from equipment at 5 years to building and leasehold improvements at 20 years. Book depreciation is on a straight line basis while income tax depreciation is accelerated. For income tax information see Note 3.

         Other Assets - In the year ended December 31, 1995 the company wrote down other assets. These assets were sold or traded in the nine months ended September 30, 1996. The assets written down in 1995 were fine arts of $2,000,000 which were exchanged for prepaid telephone cards amounting to $750,000. The investment in common stocks were written down $1,748,000 and were sold in 1996 for $37,762, resulting in a loss of $14,238. These transactions are summarized in the table below;

                          Original    1995 Write   Book Value     Disposition
             Asset        Book Value     Down       12/31/95        Amount
         -------------    ----------  ----------   ----------     -----------
         Fine Arts        $2,000,000  $2,000,000        -0-        $750,000
         Common Stock
         (Restricted)     $1,800,000  $1,748,000     $52,000       $ 37,762

                       AMERICAN INDEPENDENT NETWORK, INC.
                    Notes To Financial Statements (Unaudited)
                               September 30, 1996

         The remaining asset the prepaid telephone cards have been recorded at a discounted value of $400,000. The company has four years to use or liquidate these prepaid telephone cards. The recorded has been classified classified as other assets. The entire $400,000 was realized as income in 1996. As the cards are utilized the $400,000 will be charged to telephone expense or used to obtain other assets and capitalized on a prorated basis.

         The company also owns advertising time from commercial television stations recorded at $1,426,933. The company also holds television trade due bills with advertising time with a face value of $1,100,000. The trade due bills were recorded at a discounted value of $836,000. These assets have been enhanced by the digitizing of the network's signal to its affiliates where this advertising time is available. The company is currently negotiating with another party to market this time in these markets on a commission basis. The inventory time valued at $1,426,933 has unlimited utilization time and the time to utilize the trade due bills has been extended from its original expiration date of September 22, 1998 to December 31, 1999. The company believes all of this time can be sold in the allotted time.

         Advertising revenues are generally generated by entering into an advertising contract accompanied by full payment. The company is required to perform on the contract generally within a few days. The company records the income when payment is received. The company has some customers which it bills after performing the advertising function.

Note 2   Notes Payable
         Notes Payable at September 30, 1996 consist of the following notes;

                             Due                                  Accrued
      Creditor               Date     Interest     Principal      Interest
      --------               ----     --------     ---------      --------
 Lyn Broadcasting Corp (1)  8/31/97      10%       $  4,500       $16,935
 Shelley Media Marktg  (1)  9/30/97      10%         51,100         9,120
 Cleveland
  Broadcasting Co.     (1)  9/30/97      10%         38,284         6,697
 ATN Network, Inc.     (1)  9/30/97      10%         29,576        21,105
 Advances from
  Affiliates           (1)  Demand       10%          1,987         1,419
 Pacific Acq. Group        12/31/96      11%        385,500        31,875
 Bridge Loans              12/31/96      15%      1,122,750        42,103
 Less Cost of Bridge
 Loan Acuisition                                   (521,428)
                                                  ---------
      Total                                       1,112,259
 Less amount classified as advances
  from affiliates                                     1,987
                                                 ----------
      Total                                      $1,110,272      $129,254
                                                 ----------      --------


 (1) Affiliated Companies

                       AMERICAN INDEPENDENT NETWORK, INC.
                    Notes To Financial Statements (Unaudited)
                               September 30, 1996


Note 3   Income Taxes - Net Operating Loss

         The company has a tax asset of $133,477 at September 30, 1996 due to te estimated tax asset to be generated by NOL carryover from net operating losses (NOL) of $403,916 for the nine months ended September 30, 1996 and $80,368 in 1995. The reconciliation Of book and tax losses for the periods ended are;

                                                       1996          1995
                                                     --------      --------
         Book loss                                   $403,916      $ 72,025
           Add: Additional Depreciation
                per tax return                              0         8,342
                                                     --------      --------

           Net Operating loss per tax return          403,916        80,368
                                                     --------      --------

           Tax benefit computation as follows
            Tax refund generated by the
            carry-back of the NOL to 1994                   0         1,418
                                                     --------      --------

           Deferred tax asset computation:
            Deferred tax liability generated by
             timing difference of depreciation              0        (1,251)
                                                     --------      --------


           Estimated tax asset to be generated
            by NOL carryover                          122,000        12,728
                                                     --------      --------
               Net Deferred Tax Assets               $122,000      $ 11,477
                                                     --------      --------

     If not used the 1996 NOL will expire in 2011 and the 1995 will expire in 2010.


Note 4   Supplemental Cash Flow Information

                                                        1996          1995
                                                      --------      ------
         Cash used for
            Interest                                  $50,694      $76,834
            Taxes                                     $ 1,418

         Non Cash Investment and Financing
         Transactions
           Write off of Fine Arts                               $2,000,000
           Write off of Investments of
             Common Stocks                                      $1,748,000

           Trade of unrecorded assets
             (fine art) for prepaid
             telephone costs.  Recorded
             as income and prepaid assets
             to be amortized to expense
             when used or liquidated                  $400,000

                       AMERICAN INDEPENDENT NETWORK, INC.
                            Balance Sheet (Unaudited)
                                  June 30, 1997

                                     Assets

Current Assets
 Cash and cash equivalents                                          $    27,389
 Accounts receivable                                                    452,503
 Trade credits receivable                                                30,000
 Common stock                                                            18,588
 Prepaid expenses                                                       112,736
                                                                    -----------
   Total Current Assets                                                 641,216
                                                                    -----------

Plant, Property and Equipment
 Leasehold improvements                                                  22,851
 Equipment and furnishings                                              122,379
 Digital compression equipment                                          622,253
                                                                    -----------
                                                                        767,483
 Accumulated depreciation                                              (102,700)
                                                                    -----------
  Total Plant, Property and Equipment                                   664,783
                                                                    -----------

Other Assets
Deferred tax benefits                                                   306,477
Trade credits receivable                                                422,128
Other assets                                                          1,038,380
Inventory                                                             1,426,933
Prepaid expense                                                         322,500
                                                                    -----------
 Total Other Assets                                                   3,516,418
                                                                    -----------
           Total Assets                                             $ 4,822,417
                                                                    -----------

       Liabilities and Stockholders' Equity
Current Liabilities
 Accounts payable                                                   $   293,682
 Notes payable                                                        1,636,993
 Accrued interest - notes                                               165,788
 Advances from affiliates                                                   942
 Interest due preferred shareholders                                     61,399
 Equipment lease payments                                               139,380
                                                                    -----------
      Total Current Liabilities                                       2,298,184
                                                                    -----------
Long term debt
 Equipment lease payments                                               208,917
                                                                    -----------
      Total Liabilities                                               2,507,101
                                                                    -----------
Stockholders' Equity
 Preferred Stock - 1,000,000 shares $1 Par
   Authorized - 286,624 shares issued                                   286,624
 Common Stock - 20,000,000 shares $.01 Par
   Authorized -14,810,717 shares issued                                 148,108
 Additional Paid in Capital                                           3,069,309
 Retained Earnings                                                   (1,188,725)
                                                                    -----------
            Total Stockholders' Equity                                2,315,316
                                                                    -----------
      Total Liabilities and Stockholders Equity                     $ 4,822,417
                                                                    ===========


              The Accompanying "Notes to Financial Statements" are
                  An Integral Part of this Financial Statement

                       AMERICAN INDEPENDENT NETWORK, INC.
                       Statement of Operations (Unaudited)
                     For the Six Months Ended June 30, 1997



Revenues
  Income from Network Operations                                      $ 723,194
                                                                      ---------

Cost and Expenses:
  Satellite rental                                                      393,000
  Programming expenses                                                   10,437
  Production expenses                                                    55,475
  Depreciation                                                           50,000
  Rental Expense (Net)                                                   29,815
  Administrative expenses                                               231,730
                                                                      ---------
   Total Cost and Expenses                                              770,457
                                                                      ---------

    Net Income (Loss) from operations                                   (47,263)
                                                                      ---------

Other Expenses:
  Interest expense (net)                                                190,789
  Amortization of debt issue cost                                       212,409
                                                                      ---------
    Total Other Expense                                                 403,198
                                                                      ---------

Loss Before Income Taxes                                               (450,461)

Income tax benefit                                                       99,000
                                                                      ---------

Net Loss                                                              $(351,461)
                                                                      =========













              The Accompanying "Notes to Financial Statements" are
                  An Integral Part of this Financial Statement

                       AMERICAN INDEPENDENT NETWORK, INC.
                  Statement of Stockholders' Equity (Unaudited)
                     For The Six Months Ended June 30, 1997


                                                                             Additional
                               Preferred   Stock       Common      Stock      Paid-in      Retained
                                Shares     Amount      Shares      Amount     Capital      Earnings
                                -------   --------   ----------   --------   ----------   -----------
Balance, December 31, 1994                           10,000,000   $100,000   $2,800,678   $     8,037

Reduce investment in
  other assets                                                               (1,324,201)

Preferred A Shares
  Issued                         47,841   $ 47,841                              263,124
Issue cost of Preferred A                                                       (75,260)

Net loss for the year ended
  December 31, 1995                                                                           (59,130)
                                -------   --------   ----------   --------   ----------   -----------
Balance, December 31,1995        47,841     47,841   10,000,000    100,000    1,664,341       (51,093)

Preferred A Shares Issued        42,918     42,918                              229,546
Issue cost of Preferred A                                                       (82,793)

Conversion of Preferred A
  Shares to Common              (90,759)   (90,759)     181,518      1,815       88,944

Preferred B Shares Issued       107,546    107,546                              591,504
Issue cost of Preferred B                                                      (255,808)

Common Issued to Bridge Loan
  Investors                                             201,230      2,012

Issuance of Common Stock
  for contributed capital                             1,462,520     14,626

Issuance of Common Stock
  for exercise of stock options                       2,000,000     20,000      180,000

Sale of common stock                                    200,000      2,000       98,000

Net loss for the year ended
  December 31, 1996                                                                          (786,169)
                                -------   --------   ----------   --------   ----------   -----------
Balance December 31, 1996       107,546    107,546   14,045,268    140,453    2,513,734      (837,264)

Preferred B Shares Issued       179,078    178,078                              606,367
Issue cost of Preferred B                                                      (280,437)

Sale of common stock                                    200,000      2,000       98,000

Issuance of common stock
  to Bridge Loan Investors                              565,449      5,655

Net loss for the six months
  June 30, 1997                                                                              (351,461)
                                -------   --------   ----------   --------   ----------   -----------
Balance June 30, 1997           286,624   $286,624   14,810,717   $148,108   $2,937,664   $(1,188,725)




              The Accompanying "Notes to Financial Statements" are
                  An Integral Part of this Financial Statement

                       AMERICAN INDEPENDENT NETWORK, INC.
                       Statement of Cash Flow (Unaudited)
                     For The Six Months Ended June 30, 1997



Cash Flows Provided (used)
 by Operating Activities:
   Net loss                                                           $(351,461)
   Adjustment to reconcile net income to net
   cash from operating activities:
     Depreciation                                                        50,000
     Accounts receivable                                               (441,773)
     Trade credits receivable                                            10,000
     Deferred tax benefit                                               (99,000)
     Investment in common stocks                                        (18,588)
     Accounts payable                                                     9,346
     Notes payable                                                      103,126
     Accrued interest                                                    68,253
     Advances from affiliates                                            (4,100)
     Customer deposits                                                  (20,000)
                                                                      ---------
Total Cash used by Operating Activities                                (694,197)
                                                                      ---------

Cash Flows from Investing Activities
  Investment in equipment                                               (51,488)
  Investment in prepaid assets                                           45,000
  Investment in other assets                                             (1,380)
  Decrease in long term equipment lease payments                        (42,700)
                                                                      ---------
                                                                        (80,568)
                                                                      ---------

Cash Flows Provided by Financing Activities:
 Preferred stock increase                                               179,078
 Common stock increase                                                    7,655
 Additional paid-in capital increase                                    555,575
                                                                      ---------
Total Cash provided by Financing Activity                               742,308
                                                                      ---------


Net Cash Increase (Decrease)                                            (32,457)

Cash, beginning of Period                                                59,846

Cash June 30, 1997                                                    $  27,389
                                                                      ---------









              The Accompanying "Notes to Financial Statements" are
                  An Integral Part of this Financial Statement

                       AMERICAN INDEPENDENT NETWORK, INC.
                    Notes To Financial Statements (Unaudited)
                                  June 30, 1997

Note 1   Summary of Significant Accounting Policies

         Cash and Cash Equivalents - Consist of cash balances. Cash Cash equivalents consisting of highly liquid investments with an original maturity date of ninety days or less. The company does not have any cash equivalents.

         Trade credits receivables - the company owns trade credits in the amount of $152,128 at June 30, 1997, $462,128 at December 31, 1996 and
         $493,128 at December 31, 1995. As defined by the International Reciprocal Trade Association, a trade dollar is a unit of account that denotes the right to receive (receivable) or the obligation to pay (a payable), one US dollar worth of goods and services within a barter system or network. While all of the trade credits may be used by the company at any time, the company has shown a pattern of using $25,000 to $30,000 worth of the credits in each of the past two years. Therefore the company's trade credits are being classified as current $30,000 and other assets of $422,128, at June 30, 1997.

         Accounts receivable - Allowance for doubtful accounts. The company has accounts receivable at June 30, 1997 of $452,503 owed by regular customers. Management deems this amount to be fully collectible. No allowances for doubtful accounts is necessary.

         Inventory - consist of television advertising time of affiliate television stations available for sale. The company did not sell any of the advertising time last year but is planning to aggressively market this advertising time in the near future.

         Plant, Property and equipment is recorded at cost.

         Depreciation - the cost of plant, property and equipment is depreciated over the estimated useful life of the assets ranging from equipment at 5 years to building and leasehold improvements at 20 years. Book depreciation is on a straight line basis while income tax depreciation is accelerated. For income tax information see Note 3.

                       AMERICAN INDEPENDENT NETWORK, INC.
                    Notes To Financial Statements (Unaudited)
                                  June 30, 1997

         Other Assets - In the year ended December 31, 1995 the company wrote down other assets. These assets were sold or traded in the year ended December 31, 1996. The assets written down in 1995 were fine arts of $2,000,000 which were exchanged for prepaid telephone cards amounting to $750,000. The investment in common stocks were written down $1,748,000 and were sold in 1996 for $37,762, resulting in a loss of $14,238. These transactions are summarized in the table below;

                          Original   1995 Write   Book Value   Disposition
             Asset       Book Value     Down       12/31/95      Amount
             -----       ----------  ----------   ----------   -----------
         Fine Arts       $2,000,000  $2,000,000      -0-        $750,000
         Common Stock
         (Restricted)    $1,800,000  $1,748,000   $52,000       $ 37,762

         The remaining asset the prepaid telephone cards have been recorded at a discounted value of $450,000. The company has four years to use or liquidate these prepaid telephone cards. One fourth of the recorded value $112,500 has been classified classified as a current asset with the remainder of $337,500 classified as other assets. The entire $450,000 was realized as income in 1996. As the cards are utilized the $450,000 will be charged to telephone expense or used to obtain other assets and capitalized on a prorated basis. In 1997 $5,000 of the phone cards have been traded for computers ($15,000).

         The company also owns advertising time from commercial television stations recorded at $1,426,933. The company also holds television trade due bills with advertising time with a face value of $1,100,000. The trade due bills were recorded at a discounted value of $836,000. These assets have been enhanced by the digitizing of the network's signal to its affiliates where this advertising time is available. The company is currently negotiating with another party to market this time in these markets on a commission basis. The inventory time valued at $1,426,933 has unlimited utilization time and the time to utilize the trade due bills has been extended from its original expiration date of September 22, 1998 to December 31, 1999. The company believes all of this time can be sold in the allotted time.

         Advertising revenues are generally generated by entering into an advertising contract accompanied by full payment. The company is required to perform on the contract generally within a few days. The company records the income when payment is received. The company has some customers which it bills after performing the advertising function.

                       AMERICAN INDEPENDENT NETWORK, INC.
                    Notes To Financial Statements (Unaudited)
                                  June 30, 1997

Note 2   Notes Payable

         Notes Payable at June 30, 1997 consist of the following notes;

                             Due                                 Accrued
      Creditor               Date     Interest     Principal     Interest
      --------               ----     --------     ---------     --------
 Lyn Broadcasting Corp (1)  8/31/97      10%     $    4,500      $ 17,272
 Shelle Media Marktg   (1)  9/30/97      10%         51,100        12,948
 Cleveland
  Broadcasting Co.     (1)  9/30/97      10%         34,668         9,387
 ATN Network, Inc.     (1)  9/30/97      10%         33,475        23,189
 Advances from
  Affiliates           (1)  Demand       10%            942         1,545
 Pacific Acq. Group        12/31/97      11%        250,500        63,101
 Bridge Loans              10/31/97      15%      1,262,750        39,891
                                                 ----------      --------

      Total                                       1,637,935       165,788
 Less amount classified as advances
  from affiliates                                       942
                                                 ----------
      Total                                      $1,636,993      $165,788
                                                 ----------      --------

(1)  Affiliated Companies


Note 3   Income Taxes - Net Operating Loss

         The company has a tax asset of $$306,477 at June 30, 1997 due to the estimated tax asset to be generated by NOL carryover from net operating losses (NOL) of $450,461 for the six months ended June 30, 1997, $982,169 in 1996 and $80,368 in 1995. The reconciliation of book and tax losses for the years ended are;

                                                1997       1996      1995
                                               -------   --------   ------

         Book loss                             $450,461  $982,169  $72,025
           Add: Additional Depreciation
                per tax return                        0         0    8,342
                                               --------  --------  -------

           Net Operating loss per tax return    450,461   982,169   80,368
                                               --------  --------  -------

           Tax benefit computation as follows
            Tax refund generated by the
            carry-back of the NOL to 1994             0         0    1,418
                                               --------  --------  -------

           Deferred tax asset computation:
            Deferred tax liability generated by
             timing difference of depreciation        0         0  ( 1,251)
                                               --------  --------  -------

           Estimated tax asset to be generated
            by NOL carryover                     99,000   196,000   12,728
                                               --------  --------  -------
               Net Deferred Tax Assets         $ 99,000  $196,000  $11,477
                                               --------  --------  -------

         If not used the 1996 NOL will expire in 2011 and the 1995 will expire in 2010.

                       AMERICAN INDEPENDENT NETWORK, INC.
                    Notes To Financial Statements (Unaudited)
                                  June 30, 1997



Note 4   Supplemental Cash Flow Information

                                              1997       1996        1995
                                             -------   --------   ----------
         Cash used for
            Interest                         $68,216   $ 91,724   $   76,834
            Taxes                                      $  1,418

         Non Cash Investment and Financing
         Transactions
           Write off of Fine Arts                                 $2,000,000
           Write off of Investments of
             Common Stocks                                        $1,748,000

           Trade of unrecorded assets
             (fine art) for prepaid
             telephone costs.  Recorded
             as income and prepaid assets
             to be amortized to expense
             when used or liquidated                   $450,000


Note 5   Disbursements from Bridge Loan Proceeds and Preferred Stock Sales

         Financing activities during 1995, 1996 and 1997 consisted of bridge loans ($1,397,750) and preferred stock sales ($2,602,988). The disbursements from the financing escrows were $1,928,577 to the operating account, $1,417,222 for issue costs and $649,000 for debt repayment.

Note 6   Disclosure about fair value of Financial Instruments

         The following methods and assumptions were used to estimate the fair value of each class of financial instrument for where it is practicable to estimate that value.

         Cash and Accounts Receivable:
           The carrying amount approximates fair value because of the short maturity of those instruments.

         Long Term Investments:
           The fair value of these investments are estimated based on quoted market prices for those and similar investments.

         The estimated Fair Values of the Company's Financial Instruments are as follows:

                                  June 30, 1997         December 31, 1996
                               -------------------     -------------------
                               Carrying     Fair       Carrying     Fair
                                Amount      Value       Amount      Value
                               --------   --------     --------   --------
         Cash and Accounts
           Receivable          $479,892   $479,892     $134,187   $134,187
         Long Term Investment  $836,000   $836,000     $836,000   $836,000

                                 AMERICAN INDEPENDENT NETWORK, INC.
                              Notes To Financial Statements (Unaudited)
                                            June 30, 1997

Note 7   Lease Obligations and Long Term Debt Disclosure

         The Company is obligated on three leases. The leases are as follows:

            Building.   The Company utilizes the spaces as both corporate
                        offices and studios. The lease is $5,400 per month through May 31, 1998.

            Equipment:  The Company has entered a master equipment lease
                        (digital compression equipment) for a period of thirty-six months ending December 31, 1999. The lease has a fair market value purchase option at the end of the lease. Total remaining lease obligation is $374,997 and the lease has been treated as a capital lease.

            Satellite:  The Company leases satellite transponder space under an operating lease. The lease is for three years ending July 31, 1999 with a total lease obligation of $1,875,000.

         Details of lease obligations are as follows:

                                            Capitalized        Operating
                                             Equipment        Transponder
                                               Lease             Lease
                                            -----------       -----------
            1997                             $ 63,882          $375,000
            1998                              139,380           750,000
            1999                              123,851           437,500


Note 8   Digital Compression System

         The company installed a digital compression system during 1996 and 1997, which, as compared to one channel analog transmission, allows for the transmitting of multiple signals (in the company's case 5 signals) to the satellite transponder. Utilizing state-of- the-art technology, the en-coders digitize and compress the video and audio signals which then enter the multiplexer which combines and encrypts the information and outputs the multiplexed information to the modulator which controls the variability of the signal strengths being up-linked to the satellite transponder that has been divided into 5 sections (channels). The multiplexer and modulator also will provide continuous and dynamic allocation of bandwidth to each channel, optimizing the video quality across every channel sharing the system.

         The company believes that the revenue from leasing these additional channels will be greater than the monthly cost of the satellite and compression equipment.

         The company's conversion to digital will require its affiliates to have a decoder box to convert the digital signal back to analog for local broadcasting. The company will supply the affiliates with the decoders which will give the company a monitoring mechanism in determining what programming the affiliates are airing, since the company has control over the codes necessary to make the decoder equipment operate.

                       AMERICAN INDEPENDENT NETWORK, INC.
                            Balance Sheet (Unaudited)
                                  June 30, 1996

                                     Assets

Current Assets
 Cash and cash equivalents                                          $   124,854
 Accounts receivable                                                     24,492
 Trade credits receivable                                                30,000
 Common stock                                                            37,354
 Prepaid expenses                                                       113,917
                                                                    -----------
   Total Current Assets                                                 330,621
                                                                    -----------

Plant, Property and Equipment
 Leasehold improvements                                                  22,851
 Equipment and furnishings                                               88,144
                                                                    -----------
                                                                        110,995
 Accumulated depreciation                                               (40,014)
                                                                    -----------
  Total Plant, Property and Equipment                                    70,981
                                                                    -----------

Other Assets
Deferred tax benefits                                                    75,477
Trade credits receivable                                                463,128
Other assets                                                            836,000
Inventory                                                             1,426,933
Prepaid expense                                                         337,500
                                                                    -----------
 Total Other Assets                                                   3,139,038
                                                                    -----------
           Total Assets                                             $ 3,540,640
                                                                    -----------

       Liabilities and Stockholders' Equity
Current Liabilities
 Accounts payable                                                   $   279,020
 Notes payable                                                        1,433,087
 Accrued interest - notes                                               113,794
 Advances from affiliates                                                 5,737
                                                                    -----------
      Total Current Liabilities                                       1,831,638
                                                                    -----------

Stockholders' Equity
 Preferred Stock - 1,000,000 shares $1 Par
   Authorized - no shares issued
 Common Stock - 20,000,000 shares $.01 Par
   Authorized -11,845,268 shares issued                                 118,453
 Additional Paid in Capital                                           1,906,538
 Retained Earnings                                                     (315,989)
                                                                    -----------
            Total Stockholders' Equity                                1,709,002
                                                                    -----------
  Total Liabilities and Stockholders Equity                         $ 3,540,640
                                                                    ===========




              The Accompanying "Notes to Financial Statements" are
                  An Integral Part of this Financial Statement

                       AMERICAN INDEPENDENT NETWORK, INC.
                       Statement of Operations (Unaudited)
                     For the Six Months Ended June 30, 1996



Revenues
  Income from Network Operations                                      $ 632,445
                                                                      ---------

Cost and Expenses:
  Satellite rental                                                      443,257
  Programming expenses                                                    6,830
  Production expenses                                                    59,655
  Depreciation                                                            6,000
  Rental Expense (Net)                                                   37,560
  Administrative expenses                                               247,933
                                                                      ---------
   Total Cost and Expenses                                              801,235
                                                                      ---------

    Net Income (Loss) from operations                                  (168,790)
                                                                      ---------

Other Expenses:
  Interest expense (net)                                                 85,106
  Amortization of debt issue cost                                        75,000
                                                                      ---------
    Total Other Expense                                                 160,106
                                                                      ---------

Loss Before Income Taxes                                               (328,896)

Income tax benefit                                                       64,000
                                                                      ---------

Net Loss                                                              $(264,896)
                                                                      =========










              The Accompanying "Notes to Financial Statements" are
                  An Integral Part of this Financial Statement

                       AMERICAN INDEPENDENT NETWORK, INC.
                  Statement of Stockholders' Equity (Unaudited)
                     For The Six Months Ended June 30, 1996



                                                                           Additional
                               Preferred  Stock       Common     Stock       Paid-in     Retained
                                Shares    Amount      Shares     Amount      Capital     Earnings
                                ------    ------      ------     ------      -------     --------
Balance, December 31, 1994                          10,000,000  $100,000   $2,800,678    $  8,037

Reduce investment in
 other assets                                                              (1,324,201)

Preferred A Shares Issued        47,841   $47,841                             263,124
Issue cost of Preferred A                                                     (75,260)

Net loss for the year ended
 December 31, 1995                                                                        (59,130)
                                -----------------------------------------------------------------
Balance, December 31,1995        47,841    47,841   10,000,000   100,000    1,664,341     (51,093)


Preferred A Shares Issued        42,918    42,918                             236,046
Issue cost of Preferred A                                                     (82,793)

Conversion of Preferred A
 Shares to Common               (90,759)  (90,759)     181,518     1,815       88,944

Common Issued to Bridge Loan
 Investors                                             201,230     2,012

Issuance of Common Stock
 for contributed capital                             1,462,520    14,626

Net loss for the six months
 June 30, 1996                                                                           (264,896)
                                -----------------------------------------------------------------
Balance June 30, 1996           107,546   107,546   11,845,268   118,453    1,906,538    (815,989)










              The Accompanying "Notes to Financial Statements" are
                  An Integral Part of this Financial Statement

                       AMERICAN INDEPENDENT NETWORK, INC.
                       Statement of Cash Flow (Unaudited)
                     For The Six Months Ended June 30, 1996



Cash Flows Provided (used)
 by Operating Activities:
   Net loss                                                           $(264,896)
   Adjustment to reconcile net income to net
   cash from operating activities:
     Depreciation                                                         6,000
     Prepaid expenses                                                    (1,418)
     Deferred tax benefit                                               (64,000)
     Investment in common stocks                                         14,646
     Accounts payable                                                      (711)
     Notes payable                                                      524,164
     Income tax due                                                      (1,418)
     Accrued interest                                                    70,497
     Advances from affiliates                                            (4,520)
                                                                      ---------
Total Cash used by Operating Activities                                 278,344
                                                                      ---------

Cash Flows from Investing Activities
  Investment in prepaid assets                                         (450,000)
                                                                      ---------

Cash Flows Provided by Financing Activities:
 Preferred stock decrease                                               (47,841)
 Common stock increase                                                   18,453
 Additional paid-in capital increase                                    242,197
                                                                      ---------
Total Cash provided by Financing Activity                               212,809
                                                                      ---------


Net Cash Increase                                                        41,153

Cash, beginning of Period                                                83,701
                                                                      ---------
Cash June 30, 1996                                                    $ 124,854
                                                                      ---------








              The Accompanying "Notes to Financial Statements" are
                  An Integral Part of this Financial Statement

                                 AMERICAN INDEPENDENT NETWORK, INC.
                              Notes To Financial Statements (Unaudited)
                                            June 30, 1996

Note 1   Summary of Significant Accounting Policies

         Cash and Cash Equivalents - Consist of cash balances. Cash Cash equivalents consisting of highly liquid investments with an original maturity date of ninety days or less. The company does not have any cash equivalents.

         Trade credits receivables - the company owns trade credits in the amount of $24,492 at June 30, 1996 and $23,076 at December 31, 1995. As defined by the International Reciprocal Trade Association, a trade dollar is a unit of account that denotes the right to receive (receivable) or the obligation to pay (a payable) one US dollar worth of goods and services within a barter system or network. While all of the trade credits may be used by the company at any time, the company has shown a pattern of using $25,000 to $30,000 worth of the credits in each of the past two years. Therefore the company's trade credits are being classified as current $30,000 and other assets of $463,128, at June 30, 1996.

         Accounts receivable - Allowance for doubtful accounts. The company has accounts receivable at June 30, 1996 of $24,492 owed by regular customers. Management deems this amount to be fully collectible. No allowances for doubtful accounts is necessary.

         Inventory - consist of television advertising time of affiliate television stations available for sale. The company did not sell any of the advertising time last year but is planning to aggressively market this advertising time in the near future.

         Plant, Property and equipment is recorded at cost.

         Depreciation - the cost of plant, property and equipment is depreciated over the estimated useful life of the assets ranging from equipment at 5 years to building and leasehold improvements at 20 years. Book depreciation is on a straight line basis while income tax depreciation is accelerated. For income tax information see Note 3.

         Other Assets - In the year ended December 31, 1995 the company wrote down other assets. These assets were sold or traded in the six months ended June 30, 1996. The assets written down in 1995 were fine arts of $2,000,000 which were exchanged for prepaid telephone cards amounting to $750,000. The investment in common stocks were written down $1,748,000 to $37,354 in 1996. These transactions are summarized in the table below;

                          Original     1995 Write   Book Value   Disposition
             Asset       Book Value       Down       12/31/95       Amount
         ------------    ----------    ----------   ----------   -----------
         Fine Arts       $2,000,000    $2,000,000      -0-         $750,000
         Common Stock
         (Restricted)    $1,800,000    $1,748,000     $52,000      $ 37,762

                       AMERICAN INDEPENDENT NETWORK, INC.
                    Notes To Financial Statements (Unaudited)
                                  June 30, 1996

The remaining asset the prepaid telephone cards have been recorded at a discounted value of $450,000. The company has four years to use or liquidate these prepaid telephone cards. One fourth of the recorded value $112,500 has been classified classified as a current asset with the remainder of $337,500 classified as other assets. The entire $450,000 was realized as income in 1996. As the cards are utilized the $450,000 will be charged to telephone expense or used to obtain other assets and capitalized on a prorated basis.

The company also owns advertising time from commercial television stations recorded at $1,426,933. The company also holds television trade due bills with advertising time with a face value of $1,100,000. The trade due bills were recorded at a discounted value of $836,000. The company is currently negotiating with another party to market this time in these markets on a commission basis. The inventory time valued at $1,426,933 has unlimited utilization time and the time to utilize the trade due bills has been extended from its original expiration date of September 22, 1996 to December 31, 1999. The company believes all of this time can be sold in the allotted time.

Advertising revenues are generally generated by entering into an advertising contract accompanied by full payment. The company is required to perform on the contract generally within a few days. The company records the income when payment is received. The company has some customers which it bills after performing the advertising function.

Note 2   Notes Payable

         Notes Payable at June 30, 1996 consist of the following notes;

                             Due                                 Accrued
      Creditor               Date     Interest   Principal       Interest
 --------------------        ----     --------   ---------       --------
 Lyn Broadcasting Corp (1)  8/31/97      10%     $  104,500      $ 15,072
 Shelley Media Marktg  (1)  9/30/97      10%         51,100        10,448
 Cleveland
  Broadcasting Co.     (1)  9/30/97      10%         38,274         8,187
 ATN Network, Inc.     (1)  9/30/97      10%        132,391        16,456
 Advances from
  Affiliates           (1)  Demand       10%          5,737         1,045
 Pacific Acq. Group        12/31/97      11%        193,300        22,695
 Bridge Loans              10/31/97      15%      1,122,750        39,891
 Less Cost of Bridge
  Loan Acquisition                                 (209,228)
                                                 ----------      --------
      Total                                       1,538,824       113,794
 Less amount classified as advances
  from affiliates                                     5,737
                                                 ----------
      Total                                      $1,433,087      $113,794
                                                 ----------      --------

(1)  Affiliated Companies

                       AMERICAN INDEPENDENT NETWORK, INC.
                    Notes To Financial Statements (Unaudited)
                                  June 30, 1996

Note 3   Income Taxes - Net Operating Loss

         The company has a tax asset of $$75,477 at June 30, 1996 due to the estimated tax asset to be generated by NOL carryover from net operating losses (NOL) of $328,896 for the six months ended June 30, 1996 and $80,368 in 1995. The reconciliation of book and tax losses for the periods ended are;

                                                           1996     1995
                                                         --------  -------
         Book loss                                       $328,896  $72,025
           Add: Additional Depreciation
                per tax return                                  0    8,342
                                                         --------  -------

           Net Operating loss per tax return              328,896   80,368
                                                         --------  -------

           Tax benefit computation as follows
            Tax refund generated by the
            carry-back of the NOL to 1994                       0    1,418
                                                         --------  -------

           Deferred tax asset computation:
            Deferred tax liability generated by
             timing difference of depreciation                  0   (1,251)
                                                         --------  -------


           Estimated tax asset to be generated
            by NOL carryover                               75,000   12,728
                                                         --------  -------
               Net Deferred Tax Assets                   $ 75,000  $11,477
                                                         --------  -------

         If not used the 1996 NOL will expire in 2011 and the 1995 will expire in 2010.


Note 4   Supplemental Cash Flow Information

                                                       1996          1995
                                                      --------    ----------
         Cash used for
            Interest                                  $ 14,609    $   76,834
            Taxes

         Non Cash Investment and Financing
         Transactions
           Write off of Fine Arts                                 $2,000,000
           Write off of Investments of
             Common Stocks                                        $1,748,000

           Trade of unrecorded assets
             (fine art) for prepaid
             telephone costs.  Recorded
             as income and prepaid assets
             to be amortized to expense
             when used or liquidated                  $450,000

                        AMERICAN INDEPENDENT NETWORK, INC.
                            COMPARATIVE BALANCE SHEET
                           DECEMBER 31, 1996 AND 1995



                                     ASSETS


                                                    1996              1995
Current Assets
    Cash and cash equivalents                    $    59,846       $    83,701
    Accounts Receivable                               10,730            23,076
    Trade credits receivable                          30,000            27,407
    Prepaid expenses                                 112,736
    Investment in common stock                        52,000
    Income tax refund                                  1,418
                                                 -----------       -----------
        Total Current Assets                         213,312           187,702
                                                 -----------       -----------

Plant, Property and Equipment
    Leasehold improvements                            22,851            22,851
    Equipment and furnishings                         88,144            88,144
    Digital compression equipment                    605,000
                                                                   -----------
                                                     715,995           110,995
    Accumulated depreciation                         (52,700)          (34,014)
                                                 -----------       -----------
        Total Plant, Property and Equipment          663,295            76,981
                                                 -----------       -----------

Other Assets
    Deferred tax benefits                            207,477            11,477
    Trade credits receivable                         432,128           465,721
    Other assets                                   1,037,000           836,000
    Inventory                                      1,426,933         1,426,933
    Prepaid expenses                                 337,500                 0
                                                 -----------       -----------
        Total Other Assets                         3,441,038         2,740,131
                                                 -----------       -----------

        Total Assets                             $ 4,317,645       $ 3,004,714
                                                 ===========       ===========



             The Accompanying "Notes to Financial Statements" are An
                  Integral Part of these Financial Statements.

                       AMERICAN INDEPENDENT NETWORK, INC.
                            COMPARATIVE BALANCE SHEET
                           DECEMBER 31, 1996 AND 1995


                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                           1996              1995
Current Liabilities
    Accounts payable                                    $   284,336       $   279,731
    Notes payable                                         1,533,867           908,923
    Income tax due                                            1,418
    Accrued interest - notes                                142,962            43,297
    Advances from affiliates                                  5,042            10,257
    Customer deposits                                        20,000
    Interest due preferred shareholders                      15,972
    Equipment lease payments                                139,380
                                                        -----------       -----------
        Total Current Liabilities                         2,141,559         1,243,626

Long term debt                                              251,617
                                                        -----------       -----------
    Total Liabilities                                     2,393,176         1,243,626
                                                        -----------       -----------


Stockholders' Equity
    Preferred Stock - 1,000,000
        Shares $1 Par - 1995 47,841 shares issued
        Shares $1 Par - 1996 107,546 shares issued          107,546            47,841
    Common Stock - 20,000,000
        Shares $.01 Par Authorized,
        1995 10,000,000 shares issued,
        1996 14,045,300 shares issued,                      140,453           100,000
    Additional Paid in Capital                            2,513,734         1,664,341
    Retained Earnings                                      (837,264)          (51,094)
                                                        -----------       -----------
        Total Stockholders' Equity                        1,924,469         1,761,088
                                                        -----------       -----------

        Total Liabilities and Stockholders Equity       $ 4,317,645       $ 3,004,714
                                                        ===========       ===========



             The Accompanying "Notes to Financial Statements" are An
                  Integral Part of these Financial Statements.

                       AMERICAN INDEPENDENT NETWORK, INC.
                       COMPARATIVE STATEMENT OF OPERATIONS
             FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996 AND 1995


                                           1996               1996
                                       ------------       ------------
Income from Network Operations         $  1,092,399       $  1,277,999
                                       ------------       ------------

Cost and Expenses
Satellite rental                            598,590            553,960
Uplinking of programming                    115,802            140,100
Programming expenses                         81,849             22,513
Production expenses                         110,802            113,090
Depreciation                                 18,686             18,901
Rental expense (Net)                         61,986             32,831
Administrative expenses                     482,858            411,795
                                       ------------       ------------
Total Cost and Expenses                   1,470,573          1,273,190
                                       ------------       ------------
Net Income (Loss) from Operations          (378,174)             4,809
                                       ------------       ------------

Other Expenses
Interest expense (net)                      204,757             76,834
Amortization of debt issue cost             385,000
Loss on sale of assets                       14,238
                                                          ------------
Total Other Expense                         603,995             76,834
                                       ------------       ------------

Loss Before Income Taxes                   (982,169)           (72,025)

Income Tax Benefits                         196,000             12,895
                                       ------------       ------------

Net Loss                               $   (786,169)      $    (59,130)
                                       ============       ============

Weighted average of common stock
    and common stock equivalents         10,235,733         10,047,972

Net loss per share                            (0.08)             (0.01)



             The Accompanying "Notes to Financial Statements" are An
                  Integral Part of these Financial Statements.

                       AMERICAN INDEPENDENT NETWORK, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
             FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996 AND 1995


                                Preferred    Stock        Common       Stock     Additional     Retained
                                 Shares      Amount       Shares      Amount   Paid-in Capital  Earnings
Balance, December 31, 1994                              10,000,000   $100,000    $2,800,678    $   8035

Reduce investment in
other assets                                                                     (1,324,201)

Preferred A Shares Issued         47,841    $ 47,841                                263,124

Issue cost of Preferred A                                                           (75,260)

Net loss, December 31, 1995                                                                      (59,130)
                                 -------    --------    ----------   --------    ----------    ---------


Balance, December 31, 1995        47,841      47,841     10,000,00   $100,000     1,664,341      (51,095)

Preferred A Shares Issued         42,918      42,918                                229,546

Issue cost of Preferred A                                                           (82,793)

Conversion of Preferred A
Shares to Common                 (90,759)    (90,759)      181,518      1,815        88,944

Preferred B Shares Issued        107,546     107,546                                591,504

Issue cost of Preferred B                                                          (255,808)

Common Issued to
Bridge Loan Investors                                      201,230      2,012

Issuance of Common Stock
for contributed capital                                  1,462,520     14,626

Issuance of Common Stock
for exercise of stock options                            2,000,000     20,000       180,000

Sale of Common Stock                                       200,000      2,000        98,000

Net Loss for the Twelve Months
ended December 31, 1996                                                                         (786,169)
                                 -------    --------    ----------   --------    ----------    ---------

Balance, December 31, 1996       107,546    $107,546    14,045,268    140,453    $2,513,734    $(837,264)
                                 =======    ========    ==========    =======    ==========    =========


             The Accompanying "Notes to Financial Statements" are An
                  Integral Part of these Financial Statements.

                       AMERICAN INDEPENDENT NETWORK, INC.
                       COMPARATIVE STATEMENT OF CASH FLOW
             FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996 AND 1995

CASH FLOW PROVIDED (USED) BY OPERATING ACTIVITIES

                                                          1996            1995
                                                        ---------       ---------
Net Loss                                                $(786,170)      $ (59,130)
Adjustment to reconcile net income to net cash
    from operating activities:
    Depreciation                                           18,686          18,901
    Amortization of deferred income                                      (900,000)
    Accounts receivable                                    12,346         (23,076)
    Trade credits receivable                               31,000          27,407
    Deferred tax benefit                                 (196,000)        (11,477)
    Income tax refund                                                      (1,418)
    Investment in stocks                                   52,000
    Prepaid assets                                       (112,736)
    Accounts payable                                        4,605         160,840
    Notes payable                                         624,944         704,742
    Accrued interest                                      115,637          39,296
    Advances from affiliates                               (5,215)         (3,250)
    Customer deposits                                      20,000
    Equipment lease payments capitalized                  139,380
                                                        ---------       ---------
    Total Cash Used by Operating Activities               (81,523)        (47,165)
                                                        ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Investment in equipment                              (605,000)        (17,559)
    Increase in long term equipment lease payments        251,617
    Investment in film library                             (1,000)
    Investment in common stock                           (200,000
    Investment in prepaid assets                         (337,500)
                                                        ---------       ---------
        Total Cash Flows by Investing Activities         (891,883)        (17,559)
                                                        ---------       ---------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
    Long term notes decrease                             (112,067)
    Preferred stock increase                               59,705         235,705
    Common stock increase                                  40,453
    Additional paid-in capital increase                   849,393
                                                        ---------       ---------
        Total Cash Provided by Financing Activity         949,551         123,638
                                                        ---------       ---------

Net Increase (Decrease) in Cash                           (23,855)         58,914

Cash, Beginning of Period                                  83,701          24,787
                                                        ---------       ---------

Cash, December 31, 1996                                 $  59,846       $  83,701
                                                        =========       =========


             The Accompanying "Notes to Financial Statements" are An
                  Integral Part of these Financial Statements.

                       AMERICAN INDEPENDENT NETWORK, INC.
                    NOTES TO COMPARATIVE FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995


Note:   Summary of Significant Accounting Policies

        Cash and Cash Equivalents - Consist of cash balances. Cash equivalents consist of highly liquid investments with an original maturity date of ninety days or less. The company does not have any cash equivalents.

        Trade credits receivable - the company owns trade credits in the amounts of $462,128 at December 31, 1996 and $493,128 at December 31, 1995. As
        defined by the International Reciprocal Trade Association, a trade credit is a unit of account that denotes the right to receive (receivable) or the obligation to pay (payable) one U.S. dollars worth of goods and services within a barter system or network. While all of the trade credits may be used by the company at any time, the company has shown a pattern of using $25,000 to $30,000 worth of the credits in each of the past two years. Therefore, the company's trade credits are being classified as current $30,000 and other assets of $432,128, at December 31, 1996.

        Accounts Receivable - Allowance for Doubtful Accounts. The company has accounts receivable at December 31, 1996 of $10,730 owed by regular customers. Management deems this amount to be fully collectable. No allowance for doubtful accounts is necessary. At December 31, 1995, the total was $23,076.

        Inventory - Consists of television advertising time of affiliated television stations available for sale. The company did not sell any of the advertising time last year but is planning to aggressively market this advertising time in the near future.

        Plant, Property and Equipment is recorded at cost.

        Depreciation - the cost of plant, property and equipment is depreciated over the estimated useful life of the assets ranging from equipment at 5 years to leasehold improvement at 20 years. Book depreciation is on a straight line basis, while income tax depreciation is accelerated. For income tax information see Note 3.

        Other Investments - in the year ended December 31, 1995, the Company wrote down other assets. These assets were sold or traded in the year ended December 31, 1996. The assets written down in 1995 were Fine Arts of $2,000,000. They were exchanged for prepaid telephone cards with a face value of $750,000. The investment in common stocks were written down $1,748,000 and were sold in 1996 for $37,762, resulting in a loss of $14,238. These transactions are summarized in the table below:

                            Original     Write Down    Book Value    Disposition
        Asset              Book Value       1995        12/31/95       Amount
        Fine Arts          $2,000,000    $2,000,000            0      $750,000
        Common Stock       $1,800,000    $1,748,000      $52,000      $ 37,762
        (Restricted)

        The remaining asset consisting of the prepaid telephone cards have been recorded at a discounted value of $450,000. The Company has four years to liquidate these prepaid telephone cards. One-fourth of the recorded value $112,500 has been classified as a current asset with the remainder of $337,500 classified as other assets. The entire $450,000 was realized as income in 1996. As the cards are utilized, the $450,000 will be charged to telephone expense on a prorated basis.

        The company owns advertising time from commercial television stations recorded at $1,426,933. The company also holds television trade due bills with advertising time with a face value of $1,100,000. The trade due bills were recorded at a discounted value of $836,000. These assets have been enhanced by the digitizing of the network's signal to its affiliates where this advertising time is available. The company is currently negotiating with another party to market this time. The inventory time valued at $1,426,933 has unlimited utilization time and the time to utilize the trade due bills has been extended from its original expiration date of September 22, 1998 to December 31, 1999. The company believes all of this time can be sold in the allotted time.

        Advertising revenues are generally generated by entering into an advertising contract accompanied by full payment. The company is required to perform on the contract generally within a few days. The company records the income when payment is received. The company has some customers which it bills after performing the advertising function.

Note 2: Notes Payable

        Notes Payable at December 31, 1996 consist of the following notes:

                                                                                      Accrued
           Creditor(1)                 Due Date        Rate        Principal         Interest
           Lyn Broadcasting
             Corporation(1)            08/31/97         10%          $ 4,500         $ 17,047
           Shelly Media
             Marketing(1)              09/30/97         10%           51,100           10,398
           Cleveland
             Broadcasting Co.(1)       09/30/97         10%           38,274            7,654
           ATN Network,
             Inc.(1)                   09/30/97         10%           25,366           21,739
           Advances from
             Affiliates(1)               Demand         10%            5,042            1,545
           Pacific Acquisition
             Group                     12/31/97         11%          485,500           42,476
           Bridge Loan                 06/30/97         15%        1,122,750           42,103
           Less Cost of Bridge
             Loan Acquisition                                       (193,623)
                                                                  ----------
               Total                                               1,538,909          142,962
                                                                  ----------         --------
           Less amount classified
             as advances from affiliates                                                5,042

               Total                                              $1,533,867         $142,962
                                                                  ==========         ========

           Notes Payable at December 31, 1995 consist of the following notes:

           Lynn Broadcasting
             Corporation(1)            08/31/96         10%         $104,500         $  9,097
           Shelly Media
             Marketing(1)              09/30/96         10%           52,531            5,253
           Cleveland
             Broadcasting Co.(1)       09/30/96         10%           38,274            3,827
           ATN Network,
             Inc.(1)                   09/30/96         10%          141,152           10,994
           Advances from
             Affiliates(1)               Demand         10%           10,257            1,226
           Pacific Acquisition
             Group                     12/31/96         11%          500,500           12,900
           Bridge Loan                 12/31/96         15%           95,000
           Less Cost of Bridge
             Loan Acquisition                                        (23,034)
                                                                    --------
               Total                                                 919,180           43,297
           Less amount classified
             as advances from affiliates                                               10,257
                                                                                     --------
               Total                                                $980,923         $ 43,297
                                                                    ========         ========

           (1) Affiliated companies

Note 3: Income Taxes - Net Operating Loss

        The company has a tax asset at December 31, 1996 due to the net operating loss (NOL) of $982,169 (Book loss of $982,169) in 1996 and net operating loss of $80,386 (Book loss of $72,025) in 1995. The reconciliation of book and tax losses for the years ended are:

                                                        1996                 1995
                                                        ----                 ----
        Book loss                                     $982,169              $ 72,025
        Add: Additional depreciation
             per tax return                                  0                 8,342
                                                      --------             ---------
             Net operating loss per tax return         982,169                80,368
                                                      --------             ---------

        Tax benefit computation as follows:
             Tax refund generated by the carryback
             of the Net Operating Loss to 1984               0                 1,418
                                                      --------             ---------

        Deferred tax asset computation:
             Deferred tax liability generated by
             timing difference of depreciation               0               (1,251)
                                                      --------             ---------

        Estimated tax asset to be generated by
             Net Operating Loss carryforward           196,000                12,728
                                                      --------             ---------

             Net Deferred Tax Assets                  $196,000             $  11,417
                                                      ========             =========

Note 4: Supplemental Cash Flow Information

        Cash used for:
             Interest                                 $ 91,724             $  76,834
             Taxes                                       1,418

        Non cash Investment and Financing
        Transactions:

             Write off of Fine Art                                         2,000,000
             Write off of Common Stock Investments                         1,748,000

        Trade of unrecorded assets

             Trade of unrecorded asset (fine art) for
             prepaid telephone cost.  Recorded as Income
             and Prepaid Assets to be amortized to
             expense when used                                               450,000

Note 5: Disbursements from Bridge Loan Proceeds and Preferred Stock Sales

        Financing Activities during 1995 and 1996 consisted of bridge loans ($1,122,750) and preferred stock sales ($1,288,979). The disbursements from the financing escrows were $1,331,500 to the operating account, $829,767 for issue costs and $249,000 for debt repayment.

Note 6: Disclosure about fair value of Financial Instruments

        The following methods and assumptions were used to estimate the fair value of each class of financial instrument for where it is practicable to estimate that value.

        Cash and Accounts Receivable:

                The carrying amount approximates fair value because of the short maturity of those instruments.

        Long Term Investments:

                The fair value of these investments are estimated based on quoted market prices for those and similar investments.

        The estimated Fair Values of the Company's Financial Instruments are as follows:

                                               1996                         1995
                                       Carrying        Fair        Carrying        Fair
                                        Amount         Value        Amount         Value
        Cash and Accounts
        receivable                     $134,187       $134,187      $100,576      $100,576

        Long Term Investments          $836,000       $836,000    $1,037,000    $1,037,000


Note 7: Lease Obligations and Long Term Debt Disclosure

        The Company is obligated on three leases. The leases are as follows:

        Building.   The Company utilizes the space as both corporate offices and studios. The lease is $4883 per month and expires May 31, 1997.

        Equipment.  The Company has entered a master equipment lease (digital compression equipment) for a period of thirty-six months ending December 1, 1999. The lease has a fair market value purchase option at the end of the lease. Total lease obligation is $390,996 and the lease has been treated as a capital lease.

        Satellite.  The Company leases satellite transponder space under an operating lease. The lease is for three years ending July 31, 1999, with a total lease obligation of $2,250,000.

Note 7:    Lease Obligations and Long Term Debt Disclosure (continued)

           Details of lease obligations are as follows:

                                      Capitalized             Operating
                                        Equipment           Transponder
                                            Lease                 Lease
                1997                     $127,765              $750,000
                1998                      139,380               750,000
                1999                      123,851               437,500


Note 8: Digital Compression System

        The company installed a digital compression system during 1996, which, as compared to one channel analog transmission, allows for the transmitting of multiple signals (in the company's case 5 signals) to the satellite transponder. Utilizing state-of-the-art technology, the encoders digitize and compress the video and audio signals which then enter the multiplexer which combines and encrypts the information and outputs the multiplexed information to the modulator which controls the variability of the signal strengths being uplinked to the satellite transponder that has been divided into 5 sections (channels). The multiplexer and modulator also will provide continuous and dynamic allocation of bandwidth to each channel, optimizing the video quality across every channel sharing the system.

        The company believes that the revenue from leasing these additional channels will be greater than the monthly cost of the satellite and compression equipment.

        The company's conversion to digital will require its affiliates to have a decoder box to convert the digital signal back to analog for local broadcasting. The company will supply the affiliates with the decoders which will give the company a monitoring mechanism in determining what programming the affiliates are airing, since the company has control over the codes necessary to make the decoder equipment operate.


Note 9: Earnings (loss) per Share

        The weighted average of common shares includes issued common stock and common stock equivalents consisting of convertible preferred stock outstanding. The warrants that accompany the preferred stock is antidilutive and are not included in the weighted average.

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AMERICAN INDEPENDENT NETWORK, INC.



Date:   November 13, 1997               /s/ Donald Shelton
      -----------------------           ----------------------------------------
                                        Dr. Don Shelton, Chief Executive Officer



        In accordance with the Securities Exchange Act of 1934, this Pre-Effective Amendment No. 1 to the Registration Statement on Form 10-SB has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                           Title                        Date
---------                           -----                        ----

/s/ Donald Shelton           Chairman of the Board of       November 13, 1997
-------------------------    Directors, Chief Executive
Dr. Donald Shelton           Officer, and Director

/s/ Randy Moseley            President, Chief Financial     November 13, 1997
-------------------------    Officer, Secretary, and
Randy Moseley                Director

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibit Number       Title of Exhibit
--------------       ----------------
      2.1            Articles of Incorporation of the Company, as amended(1)
      2.2            Bylaws of the Company, as amended (1)
      3.1            Form of Warrant Agreement(1)
      6.1            Lease for Offices(1)
      6.2            Employment Agreement with Dr. Donald Shelton(1)
      6.3            Employment Agreement with Randy Moseley(1)
      6.4            Stock Option Agreement with Dr. Donald Shelton(1)
      6.5            Stock Option Agreement with Randy Moseley(1)
      6.6            Form of License Agreement (Affiliate Agreement)(1)
      6.7            GE Americom Lease Agreement(1)
      6.8            Master Lease with Insight Investments(1)
      6.9            Promissory Note Extension Agreement with Lyn
                     Broadcasting Corporation(1)
      6.10           Promissory Note Extension Agreement with
                     Shelly Media Marketing(1)
      6.11           Promissory Note Extension Agreement with Cleveland
                     Broadcasting Co.(1)
      6.12           Promissory Note Extension Agreement with ATN
                     Network, Inc.(1)
      6.13           Promissory Note with Super Six, Inc.(1)
      6.14           Promissory Note with Jim Thornbro(1)
      6.15           Promissory Note with Logistic Services International, Inc.(1)
      6.16           Promissory Note with Rajendra Shah(1)
      6.17           Promissory Note with Gary Lamberg(1)
      6.18           Promissory Note with Frank Lyons(1)
      6.19           Loan and Security Agreement with Midas Fund(1)
      6.20           United State Federal Communications Commission Radio
                     Station Authorization(1)
      10.1           Consent of Jack F. Burke, Jr., Certified Public Accountant(1)
      27.1           Financial Data Schedule
      27.2           Financial Data Schedule
      27.3           Financial Data Schedule
      27.4           Financial Data Schedule
      27.5           Financial Data Schedule


1. Previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (File No. 000-23105), filed with the Securities and Exchange Commission on September 19, 1997.